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                             August 23, 2023

       Wanhong Tan
       Chief Financial Officer
       Moxian (BVI) Inc
       Room 2102, Block B, Jiahui Center, 6 Jiqing Li, Chaoyangmenwai Street Chaoyang District
       Beijing 100020, China

                                                        Re: Moxian (BVI) Inc
                                                            Amendment No. 2 to
Form 20-F for the Fiscal Year Ended December 31, 2022
                                                            File No. 333-256665

       Dear Wanhong Tan:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 53

   1. We note your statement that no government entity has filed a Schedule 13D or 13G in connection with your
required submission under paragraph (a). Please supplementally describe any additional
materials that were reviewed and tell us whether you relied upon any legal opinions or
third party certifications such as affidavits as the basis for your submission. In your
response, please provide a similarly detailed discussion of the materials reviewed and
legal opinions or third party certifications relied upon in
                                                        connection with the
required disclosures under paragraphs (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
                                                        affiliations with,
committees of the Chinese Communist Party factored into your determination. In
addition, please tell us whether you have relied upon third party
 Wanhong Tan
Moxian (BVI) Inc
August 23, 2023
Page 2
      certifications such as affidavits as the basis for your disclosure.
3. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, please provide this information in your supplemental response, including for your subsidiary in
      Hong Kong.
4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
      language that such disclosure is    to our knowledge.    Please
supplementally confirm
      without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
      Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jimmy McNamara at 202-551-7349 or Jennifer Thompson at 202-551-
3737 with any questions.



                                                              Sincerely,
FirstName LastNameWanhong Tan
                                                              Division of
Corporation Finance
Comapany NameMoxian (BVI) Inc
                                                              Disclosure Review
Program
August 23, 2023 Page 2
cc:       Anthony W. Basch
FirstName LastName